UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated August 14, 2013, announcing the Company's second quarter results for 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: August 22, 2013	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•
Knightsbridge reports a net loss of $1.0 million and a loss per share of $0.04 for the second quarter of 2013. Excluding the results from discontinued operations, the Company reports a net loss of $0.6 million and a loss per share of $0.03 for the second quarter.

•	Knightsbridge reports EBITDA from continuing operations of $2.9 million and EBITDA from continuing operations per share of $0.12 for the second quarter of 2013.

•	Knightsbridge announces a cash distribution of $0.175 per share for the second quarter of 2013.

•
Knightsbridge reports a net loss of $7.9 million and a loss per share of $0.32 for the six months ended June 30, 2013. Excluding the results from discontinued operations, the Company reports a net loss of $1.1 million and a loss per share of $0.04 for the six months ended June 30, 2013.

•	The VLCC Mayfair, which was sold in March 2013, was delivered to its new owner in April 2013.

•	The Capesize vessel Battersea was redelivered from its time charter in April 2013 and commenced trading in the spot market.

SECOND QUARTER 2013 AND SIX MONTHS RESULTS

The Company reports a net loss from continuing operations (i.e. the Capesize vessels) of $0.6 million and a loss per share from continuing operations of $0.03 for the second quarter compared with net loss from continuing operations of $0.4 million and earnings per share from continuing operations of $0.02 for the preceding quarter. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the second quarter was $16,900 compared with $17,900 in the preceding quarter. In August 2013, the Company has an average cash breakeven rate for its Capesize vessels of $10,700 per vessel per day.

The results of the VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $0.4 million and a loss per share from discontinued operations of $0.01 for the second quarter compared with a net loss from discontinued operations of $6.5 million and a loss per share from discontinued operations of $0.26 for the preceding quarter. The decrease in the loss from discontinued operations is primarily attributable to the impairment loss of $5.3 million that was recorded in the first quarter in respect of the Mayfair.

Cash and cash equivalents decreased by $5.3 million in the quarter. The Company used $0.9 million in operating activities, received $12.5 million from the sale of the Mayfair, used $12.6 million to repay loan facilities and paid $4.3 million to shareholders.

For the six months ended June 30, 2013, the Company reports a net loss from continuing operations of $1.1 million and a loss per share from continuing operations of $0.04 compared with net income from continuing operations of $2.9 million and net income per share from continuing operations of $0.12 in the six months ended June 30, 2012. The decrease in net income is primarily attributable to reduced revenue from the Battersea and the Golden Zhejiang following the time charter terminations in July 2012 and the lower rates these vessels are now earning due to the current market. The average daily TCE earned by the Capesize vessels in the six months ended June 30, 2013 is $17,400 compared with $22,300 in the six months ended June 30, 2012.

THE DRY BULK MARKET

In 2003, 20 percent of global dry bulk transportation was bound for Chinese ports. 10 years later the Chinese share has increased to 40 percent and around 80 percent of incremental growth in dry bulk trade has derived from the Chinese growth story over the same period. Consequently it is vitally important for dry bulk demand how the Chinese authorities are able to manage the vast country's transition into a new era. It is fair to say that skepticism among several analysts has grown over the last six months. On the other hand there are more observers believing that European economy could have bottomed out and US economy is indeed showing signs of recovery.

In spite of continued week global economy during the first six months of the year, demand for dry bulk transportation increased at a steady pace. Preliminary data is showing a growth of 5.1 percent during the first half of the year with coal and iron ore as the leading commodities. In addition the heavy congestion for vessels loading grain products in South America was supporting the Panamax and to a certain extent the Supramax markets.

During the first half of 2013 Chinese steel makers produced 390 million tons, which represents an increase of 9.3 percent compared to the same period last year. On the back of increased steel production China increased its iron ore imports by 5.1 percent during the first half of 2013. Imports could reach 800 million mt for the full year of 2013.

The coal contribution to the Chinese energy mix is about 75 percent. China reportedly consumed 2400 billion kwh  during the first six months of the year, which represents a 4 percent increase compared to same period last year. At the same time coal imports increased by 13 percent and it is expected that total coal imports to China could reach 275 million mt in 2013. Supply of new vessels entering the market is slowing down and continues to lag the official order book.  In spite of many vessels hitting the water during January, the net fleet growth for the first six months of the year was about 25 million dwt. The expectations for the second half of 2013 are even lower and net fleet growth for the full year could be below 5 percent.

Average Capesize spot earnings during the second quarter were $6,214 per day compared to $6,058 in the previous quarter, according to Baltic. The two quarters developed quite differently, while first quarter experienced a drifting trend the second quarter did the opposite and ended at $15.000 per day. This was from an absolute low of $4,200 per day end of April.

We saw a moderate recovery in asset values during the second quarter. According to Baltic a five year old Capesize was estimated to be worth $31.1 million at the end of the second quarter, compared to $30.25 million at the end of the previous quarter.

Shipyards were also hiking their price ideas and it is believed that is difficult to repeat transactions concluded during first quarter of 2013.

THE FLEET

The VLCC Mayfair, which was sold in March 2013, was delivered to its new owners on April 9. This was the Company's final VLCC. The Company's sailing fleet consists of four Capesize bulk carriers. The Battersea is employed in the spot market. Golden Zhejiang, Golden Future and Belgravia are employed on time charters with estimated redelivery in Q4 2013, Q1 2014 and Q3 2014 respectively. Knightsbridge also holds newbuilding contracts for two 182,000 dwt Capesize bulk carriers with estimated delivery during 2015.

CORPORATE

24,472,061 ordinary shares were outstanding as of June 30, 2013, and the weighted average number of shares outstanding for the quarter was 24,472,061.

The Board has decided to declare a cash distribution of $0.175 per share. The record date is August 28, 2013, the ex cash distribution date is August 26, 2013 and the cash distribution will be paid on or at September 10, 2013.

OUTLOOK

The Board believes the recent Capesize newbuilding contracts concluded with JMU represents an attractive investment for the Company in terms of risk/reward. Although we are in a period with over supply in the dry bulk market, the Board expects the situation to improve at the time of delivery of the newbuildings.

Knightsbridge remains well positioned in the market place with its modern bulk fleet and financial flexibility. The Company is actively pursuing additional acquisitions in market segments where the risk/reward ratio is attractive.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
August 13, 2013

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2012 Apr-Jun	2013 Apr-Jun	INCOME STATEMENT (in thousands of $)	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec

3,905	7,660	Operating revenues	14,129	17,543	37,315

		Operating expenses
612	1,519	Voyage expenses	1,652	1,303	4,323
1,867	1,859	Ship operating expenses	3,832	3,609	7,608
1,125	1,345	Administrative expenses	2,415	2,110	4,259
2,762	2,750	Depreciation	5,494	5,530	11,117
6,366	7,473	Total operating expenses	13,393	12,552	27,307
(2,461)	187	Net operating income (loss)	736	4,991	10,008
		Other income (expenses)
17	9	Interest income	29	21	106
(939)	(708)	Interest expense	(1,553)	(1,894)	(3,765)
(101)	(116)	Other financial items	(266)	(228)	(467)
(1,023)	(815)	Total other expenses	(1,790)	(2,101)	(4,126)
(3,484)	(628)	Net (loss) income from continuing operations	(1,054)	2,890	5,882
202	(356)	Net (loss) income from discontinued operations	(6,868)	962	(59,311)
(3,282)	(984)	Net (loss) income	(7,922)	3,852	(53,429)

(0.14)	(0.03)	Basic (loss) earnings per share from continuing operations ($)	(0.04)	0.12	0.24
0.01	(0.01)	Basic (loss) earnings per share from discontinued operations ($)	(0.28)	0.04	(2.43)
(0.13)	(0.04)	Basic (loss) earnings per share ($)	(0.32)	0.16	(2.19)

		Income on timecharter basis ($ per day per vessel)*
$9,100	$16,900	Capesize	$17,400	$22,300	$22,500
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q2 is calculated as $2,937,000 based on net loss from continuing operations ($628,000), depreciation ($2,750,000), net interest expense ($699,000) and amortization of deferred charges ($116,000).

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2013 Jun 30	2012 Jun 30	2012 Dec 31

ASSETS
Short term
Cash and cash equivalents	58,003	48,770	79,259
Other current assets	5,232	13,160	6,590
Long term
Restricted cash	15,000	15,000	15,000
Vessels, net	268,332	424,918	273,826
Newbuildings	15,343	-	-
Vessel held for sale	-	-	21,523
Deferred charges	900	1,796	1,222
Total assets	362,810	503,644	397,420
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	-	3,600	4,700
Other current liabilities	6,004	8,398	6,798
Long term
Long-term debt	95,000	148,340	106,978
Other long term liabilities	250	-	1,250
Equity	261,556	343,306	277,694
Total liabilities and equity	362,810	503,644	397,420

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2012 Apr-Jun	2013 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec

		OPERATING ACTIVITIES
(3,282)	(984)	Net (loss) income	(7,922)	3,852	(53,429)
		Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities;
5,826	2,947	Depreciation and amortization	5,816	11,659	21,364
-	(31)	Net (gain) loss on sale of vessels	(31)	-	13,088
-	-	Impairment loss on vessels	5,342	-	41,597
2,092	-	Amortization of time charter contract	-	2,303	2,303
210	204	Restricted stock unit expense	542	481	906
5,622	-	Provision for doubtful accounts	-	7,306	10,155
1,453	(3,054)	Change in operating assets and liabilities	(1,268)	(1,113)	815
11,921	(918)	Net cash provided by (used in) operating activities	2,479	24,488	36,799

		INVESTING ACTIVITIES
-	31	Additions to newbuildings	(15,343)	-	-
-	12,465	Proceeds from sale of vessels	16,852	-	66,993
-	12,496	Net cash provided by investing activities	1,509	-	66,993

		FINANCING ACTIVITIES
(900)	(12,646)	Repayment of long-term debt	(16,678)	(1,800)	(42,062)
(8,553)	(4,283)	Distributions to shareholders	(8,566)	(20,766)	(29,319)
(9,453)	(16,929)	Net cash used in financing activities	(25,244)	(22,566)	(71,381)

2,468	(5,351)	Net (decrease) increase in cash and cash equivalents	(21,256)	1,922	32,411
46,302	63,354	Cash and cash equivalents at start of period	79,259	46,848	46,848
48,770	58,003	Cash and cash equivalents at end of period	58,003	48,770	79,259

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2013 Jan-Jun	2012 Jan-Jun	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,437,000	24,425,699	24,425,699
Shares issued	35,061	11,301	11,301
Balance at end of period	24,472,061	24,437,000	24,437,000

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	1	-	-
Balance at end of period	245	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,766	131,256	131,256
Shares issued	-	-	-
Restricted stock unit expense	349	288	510
Balance at end of period	132,115	131,544	131,766

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	149,700	179,019	179,019
Distributions to shareholders	(8,566)	(20,766)	(29,319)
Balance at end of period	141,134	158,253	149,700

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	(4,016)	49,413	49,413
Net (loss) income	(7,922)	3,852	(53,429)
Balance at end of period	(11,938)	53,265	(4,016)
Total Equity	261,556	343,306	277,694